OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: June 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-52697
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

	For Period Ended:	March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Xplore Technologies Corp.
Full Name of Registrant

Former Name if Applicable

14000 Summit Drive, Suite 900
Address of Principal Executive Office (Street and Number)

Austin, TX 78728
City State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is delayed in filing its Annual Report on Form 10-K for the fiscal year ended March 31, 2009 because it is currently in negotiations with its senior lender with respect to an extension of the maturity date of borrowings under the Loan and Security Agreement, dated September 15, 2005, as amended (the “Loan Agreement”) and, as a result, it is unable to complete the preparation of its audited financial statements for the year ended March 31, 2009.  The current maturity date of borrowings under the Loan Agreement is June 30, 2009.  The Registrant is seeking to extend the maturity date of borrowings for one year.  The Registrant hopes to complete negotiations with its senior lender regarding the extension and its audited financial statements within thirty calendar days of the date hereof.  The Registrant expects to file its Annual Report on Form 10-K as soon as practicable thereafter.  As a result of the foregoing, the Registrant is unable to complete its Annual Report on Form 10-K for the fiscal year ended March 31, 2009 in a timely manner without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Michael J. Rapisand	512	336-7797
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has not yet finalized its annual report on Form 10-K for the year ended March 31, 2009 for the reasons set forth in Part III of this Form 12b-25.  Accordingly, this information is subject to revision prior to the filing of the Registrant’s Annual Report on Form 10-K for the year ended March 31, 2009.

Total revenue for the fiscal year ended March 31, 2009 is expected to be $22,627,000 as compared to $25,355,000 reported for the fiscal year ended March 31, 2008, a decrease of $2,728,000 or approximately 11%. The decline is principally due to the downturn in our business during the last six months of fiscal year 2009 attributable to the current market and economic conditions. Current global economic conditions have caused many companies to sharply reduce their technology spending and, as a result, we are experiencing a slow-down in our business.  During the three months ended December 31, 2008, in response to market conditions, we reduced our headcount by approximately 43%, and the impact of the headcount reduction began to be realized in the first calendar quarter of 2009.  In early April 2009, we further reduced our headcount by approximately 17% to the current level of 39 employees.  Our development spending has been reduced and is currently dedicated solely to products we expect to introduce to the market in 2009.  Further, we continue to evaluate our operating expenses with a view to further reductions.  Management estimates the cost reduction actions should decrease our cash operating expenses to a level commensurate with our estimated revenues for fiscal 2010.

Total operating expense for the fiscal year ended March 31, 2009 is expected to be $16,170,000 as compared to $14,414,000 reported for the fiscal year ended March 31, 2008, an increase of $1,756,000 or approximately 12%.  The increase is due to an increase in product, research, development and engineering of approximately $2,734,000 attributable to the development of new products offset by reductions of approximately $799,000 in sales and marketing related expenses and approximately $179,000 in general administration expenses.  The reductions in sales and marketing and general administration expenses are attributable to cost reduction initiatives implemented during the last six months of fiscal year 2009.

Net loss for the fiscal year ended March 31, 2009 is expected to be approximately $11,017,000 as compared to $7,078,000 reported for the fiscal year ended March 31, 2008, an increase of $3,939,000 or approximately 56%.  The increase in the net loss of $3,939,000 from the prior year was primarily due to the effects of increases in research, development and engineering expenses of $2,734,000, and interest expense of $1,051,000 and a decrease in gross profit of $1,049,000 offset by a reduction in sales and marketing related expenses of $799,000 and general administration expenses.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain statements contained herein are deemed to be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Litigation Reform Act”). These forward- looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available.

The words “believe,” “plan,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions including those detailed from time to time in filings made by the Registrant with the Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended or using other similar expressions. We do not intend to update these forward-looking statements, except as required by law.

In accordance with the provisions of the Litigation Reform Act, we are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements contained herein and in other public statements we make.

Xplore Technologies Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2009	By:	/s/ Michael J. Rapisand
Michael J. Rapisand
Chief Financial Officer and Principal Financial
Officer and Accounting Officer